The following principal investment strategies for Fidelity Global Strategies Fund took effect on June 1, 2011 (new text is underlined; deletions are struck through):

FMRC invests the fund's assets in securities issued anywhere in the world, including the United States. FMRC generally allocates the fund's assets between ~~among the following asset classes:~~ stocks (equity securities of all types, including domestic, international and emerging markets equities and ETFs)~~,~~ and bonds (fixed income securities of all types ~~maturing in more than one year~~, including domestic, international, emerging markets, high yield, investment grade ~~bonds, high yield~~ and inflation protected bonds, ~~and~~ floating rate loans, and ETNs)~~, and short-term/money market instruments (fixed-income securities maturing in one year or less)~~. The fund may ~~also~~ make~~s~~ investments that do not fall into either ~~any of the above~~ asset class~~es~~. FMRC may invest a significant portion of the fund's assets in non-traditional assets, including commodity-related investments.

The fund gains exposure to each asset class by investing primarily in a combination of Fidelity funds and unaffiliated ETFs (underlying funds), although it may also invest directly in individual securities.

FMRC may invest up to 25% of the fund's assets in a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands (the Subsidiary). The Subsidiary is managed by FMRC and has the same investment objective as the fund. FMRC intends to invest the Subsidiary's assets directly in commodity-related ETFs and ETNs and other commodities and commodity-linked investments.

FMR normally allocates the fund's investments across different countries and regions.

~~In managing the fund, FMRC seeks to outperform the following composite benchmark:~~

~~• 50% S&P 500 Index~~
~~• 40% Barclays Capital U.S. Aggregate Bond Index~~
~~• 10% Barclays Capital U.S. 3 Month Treasury Bill Index~~

FMRC regularly reviews the fund's allocation and makes changes to favor investments it believes will provide the most favorable outlook for achieving the fund's objective. ~~The fund's allocation between and among asset classes is generally expected to fall within the following ranges: stocks (20% 80%), and bonds (10% 70%), and short term and money market instruments (0% 20%)~~. ~~FMRC Generally expects to invest a significant portion of the fund's assets in both the stock and bond asset classes.~~ Depending on its outlook, FMRC may from time to time allocate substantially all of the fund's assets in either the stock class or bond class. In making allocation decisions, FMRC will consider multiple data sources, including economic research, quantitative analysis, fundamental research, and technical analysis. FMRC expects ~~to overweight or underweight asset classes relative to the fund's composite benchmark, and to~~ emphasize specific themes within each asset class.
FMRC may actively adjust the fund's allocation between ~~and among~~ asset classes at any time to take advantage of short-term market opportunities, and may therefore hold some positions for a relatively short period of time. Other allocation decisions will be strategic and longer-term in nature. FMRC will attempt to capture short-term market opportunities by actively trading ETFs, but does not intend to actively trade Fidelity funds.

~~FMRC may invest the fund's assets in Fidelity funds or ETFs created in the future, as determined from time to time by FMRC.~~ For current information on fund holdings, please visit Fidelity's website at [www.fidelity.com/www.advisor.fidelity.com]. For information on the underlying funds, see the underlying ~~fund's~~ funds' prospectuses. A copy of any underlying Fidelity fund's prospectus is available at www.fidelity.com or www.advisor.fidelity.com. For a copy of ~~a prospectus for~~ an ETF's prospectus, visit the web site of the company that manages or sponsors ~~the~~ that ETF.

The non-traditional assets in which the fund invests may include commodities and commodity-related investments, real estate-related investments, and market neutral strategies, which can ~~The fund also takes positions in investments that may~~ be less correlated with the overall stock market ~~such as commodities and commodity-linked investments, real estate related investments, and market neutral strategies~~ than traditional asset classes. In addition to the principal investment strategies discussed above, FMRC may also lend the fund's securities to broker dealers or other institutions to earn income for the fund. FMRC may also use various techniques, such as buying and selling futures contracts, as tools in management of the portfolio assets.

If FMRC's strategies do not work as intended, the fund may not achieve its objective.